CARLYLE TACTICAL PRIVATE CREDIT FUND

6803 South Tucson Way

Centennial, Colorado 80112-3924

VIA EDGAR

November 4, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: John Ganley

Re:	Carlyle Tactical Private Credit Fund

Post-Effective Amendment No. 11 to the Registration Statement on Form N-2
SEC File Nos. 333-222106; 811-23319

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Carlyle Tactical Private Credit Fund (the “Registrant”) hereby requests that the effective date of Post-Effective Amendment No. 11 to the Registration Statement on Form N-2 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Time, on November 5, 2019, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

CARLYLE TACTICAL PRIVATE CREDIT FUND

By: /s/ Joseph C. Benedetti

Name: Joseph C. Benedetti

Title: Vice President, Secretary and Chief Legal Officer

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CARLYLE TACTICAL PRIVATE CREDIT FUND

6803 South Tucson Way

Centennial, Colorado 80112-3924

VIA EDGAR

November 4, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: John Ganley

Re:	Carlyle Tactical Private Credit Fund

Post-Effective Amendment No. 11 to the Registration Statement on Form N-2
SEC File Nos. 333-222106; 811-23319

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Distributors, Inc., in its capacity as distributor of Carlyle Tactical Private Credit Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Post-Effective Amendment No. 11 to the Registration Statement on Form N-2 (the “Registration Statement”) so that such Registration Statement may be declared effective at 10:00 a.m., Eastern Time, on November 5, 2019 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

INVESCO DISTRIBUTORS, inc.

By: /s/ Rohit Vohra
Name: Rohit Vohra
Title: Senior Vice President

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